SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 3)*

                                RAE SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)

                                    75061P102
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                                 (CUSIP Number)

                        Michael Gardner, 40 Wall Street,
                   Suite 58, New York, NY 10005 (212) 509-1700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 3, 2003
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75061P102                13D                         Page 2 of 5 Pages

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1)       Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

         Michael Gardner
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]
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3)       SEC Use Only (See Instructions)


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4)       Source of Funds (See Instructions)

         PF
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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [_]

         Not Applicable.
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6)       Citizenship or Place of Organization

         United States
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
                                    7)      Sole Voting Power
                                            3,086,596 shares beneficially owned in the aggregate
Number of                           ________________________________________________________________________________
Shares Beneficially                 8)      Shared Voting Power
Owned by Each                               Not Applicable
Reporting Person                    ________________________________________________________________________________
With                                9)      Sole Dispositive Power
                                            3,086,596 shares beneficially owned in the aggregate
                                    ________________________________________________________________________________
                                    10)     Shared Dispositive Power
                                            0

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11)      Aggregate Amount Beneficially Owned by each Reporting Person

         3,086,596 shares
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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                      [X]

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13)      Percent of Class Represented by Amount in Row (11)

         6.71%

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14)      Type of Reporting Person (See Instructions)

         IN

CUSIP No. 75061P102                13D                         Page 3 of 5 Pages

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ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value per share of RAE Systems, Inc. ("RAE"), a Delaware corporation, with its principal executive offices at 1339 Moffett Park Drive, Sunnyvale, CA 94089.

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ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Michael Gardner
         (b)      Business address: 40 Wall Street, 58th Floor,
                  New York, NY 10005
         (c)      Occupation: Investor, Principal business of employer:
                  invest in other businesses, Baytree Capital Associates, LLC, 40 Wall Street, 58th Floor, New York, NY 10005
         (d)      No.
         (e)      No.
         (f)      United States

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Gardner used his personal funds in the aggregate amount of $264,950 to purchase 250,000 additional shares of common stock in the open market since the filing of Schedule 13D/A No. 2.

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ITEM 4.  PURPOSE OF TRANSACTION.

         All RAE securities owned by Mr. Gardner have been acquired by Mr. Gardner for investment purposes only.

         (a)      None
         (b)      None
         (c)      None
         (d)      None
         (e)      None
         (f)      None
         (g)      None
         (h)      None
         (i)      None
         (j)      None

CUSIP No. 75061P102                13D                         Page 4 of 5 Pages

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

PREVIOUS POSITION

(1) As of April 9, 2002, Mr. Gardner owed 1,221,781 shares of RAE common stock as a result of the merger of Net taxi.com, Inc. and RAE. In addition, Mr. Gardner owned warrants to purchase a total of 2,002,082 shares of RAE common stock at the following exercise prices per share: 1,750,000 at $1.19, 61,729 at $1.985 per share and 190,353 at $22.68.

(2)      Over the course of the period April 10, 2002 through January 27,
Mr. Gardner purchased an aggregate of 287,830 shares of common stock of RAE Systems, Inc. in 21 purchase transactions in the over-the-counter market for an average price per share of $0.6585 or $189,534.50 in the aggregate.

(3) On December 13, 2002, Mr. Gardner acquired 114,903 additional shares of RAE common stock for $0.41875 per share, or an aggregate amount of $48,115.63, in a private transaction.

(4) In August 2002, Mr. Gardner gave warrants to purchase 790,000 shares of RAE common stock exercisable at $1.19 per share to employees, attorneys and other persons associated with Baytree Capital Associates, LLC, a limited liability company ("Baytree") owned by Mr. Gardner. These warrants were previously issued to Mr. Gardner in connection with services rendered by Mr. Gardner pursuant to a consulting agreement by and between Mr. Gardner and Nettaxi.com, Inc.

Disclaimed Interests
--------------------

On December 13, 2002, Lynda Gardner, Mr. Gardner's wife, acquired 25,000 shares of RAE common stock for $0.41875 per share or an aggregate of $10,468.75. These shares are held solely by Mrs. Gardner who used her personal funds to purchase them. In August 2002, Mrs. Gardner received warrants to purchase 100,000 shares of common stock of RAE common stock exercisable at $1.19 as part of the warrants Mr. Gardner described in (4) above. Mr. Gardner specifically disclaims any beneficial ownership interest in the shares of common stock of RAE purchased by Mrs. Gardner or the warrants she received in connection with her employment at Baytree.

CUSIP No. 75061P102                13D                         Page 5 of 5 Pages

AS OF EVENT DATE

Common Stock
------------

As of the event date, Mr. Gardner's ownership of RAE securities has been modified by the following actions:


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         (a)      3,086,596 of common stock 6.71% of outstanding shares
         (b) Mr. Gardner has the sole power to vote and dispose of 3,086,596 shares of Common Stock. This does not include Mrs. Gardner's 25,000 shares of common stock or the warrants owned by Mrs. Gardner described under the Disclaimed Interests section above. Mr. Gardner has no power, shares or otherwise to vote, direct the vote, dispose of or direct the disposition of these shares and specifically disclaims any beneficial interest in them.
         (c) On March 11, 2003, Mr. Gardner used personal funds to purchase 150,000 shares of Common Stock in the open market for $75,500 or $0.5033 per share. On May 15, 2003, Mr. Gardner used personal funds to purchase 55,000 shares of Common Stock in the open market for $54,500 or $.99 per share. On August 20, 2003, Mr. Gardner used personal funds to purchase 10,000 shares of Common Stock in the open market for $30,000 or $3.00 per share. On August 21, 2003, Mr. Gardner used personal funds to purchase 35,000 shares of Common Stock in the open market for $105,000 or $3.00 per share.
         (d)      None
         (e)      N/A

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

On August 1, 2002, Mr. Gardner amended a management consulting agreement he entered into with Nettaxi.com, Inc. on October 30, 2000. Mr. Gardner agreed to render consulting advice to Nettaxi.com, Inc. with respect to financial, corporate and general business development matters (the "Consulting Agreement"). In consideration for on-going services to be rendered by Mr. Gardner pursuant to the amended Consulting Agreement, RAE issued to Mr. Gardner a warrant to purchase 1,750,000 shares of RAE common stock at an exercise price of $1.19 per share.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 3, 2003

                                        /s/ Michael Gardner
                                        ----------------------------------------
                                        Michael Gardner


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).